UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)*

Alphatec Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

02081G 10 2

(CUSIP Number of Common Stock Underlying Class of Securities)

Ebun S. Garner, Esq.

General Counsel and Senior Vice President

Alphatec Holdings, Inc.

5818 El Camino Real

Carlsbad, California 92008

(760) 431-9286

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

Copy to:

Michael L. Fantozzi, Esq.

Pamela B. Greene, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(617) 542-6000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$1,138,249	$155.26
*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in this offer will be tendered pursuant to this offer. These options cover an aggregate of 1,277,635 shares of the issuer’s common stock and have an aggregate value of $1,138,249 as of November 15, 2012 calculated based on a Black-Scholes pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, equals $136.40 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .0001364 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $155.26	Filing Party: Alphatec Holdings, Inc.
Form or Registration No.: 005-82584	Date Filed: November 19, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 1 4d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

EXPLANATORY NOTE

This Amendment No. 1 to Schedule TO (the “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2012 (the “Schedule TO”), by Alphatec Holdings, Inc., a Delaware corporation (the “Company”), wherein the Company offered to exchange certain outstanding eligible option grants to purchase shares of the Company’s common stock, par value $0.0001 per share, issued to employees and executive officers of the Company or one of our U.S. subsidiaries for new option grants, on the terms and subject to the conditions described in the Offer to Exchange, dated November 19, 2012 (the “Offer to Exchange”). This Amendment is made for the purpose of reporting the results of the Offer to Exchange. This Amendment amends only the items to the Schedule TO that is being amended, and unaffected items are not included herein. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. This Amendment speaks only as of the original filing date, and this filing has not been updated to reflect any events occurring after the original filing date or to modify or update disclosures affected by other subsequent events. You should read this Amendment to the Schedule TO together with the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a) Material Terms. The Offer to Exchange expired at 4:00 pm, Pacific Time, on Wednesday, December 19, 2012. Optionholders eligible to participate in the Offer to Exchange tendered, and the Company accepted for cancellation, eligible option grants at exercise prices of $2.85 or greater to purchase an aggregate of 1,099,886 shares of the Company’s common stock from 82 participants, representing 86.1% of the total shares of common stock underlying options eligible for exchange in the Offer to Exchange. The Company has issued new option grants to purchase an aggregate of 1,099,886 shares of the Company’s common stock in exchange for the cancellation of the tendered eligible option grants. The exercise price per share of each new option granted to optionholders in the Offer to Exchange is $2.05, which is 115% of the closing price of the Company’s common stock as reported by The Nasdaq Global Market on December 19, 2012, the expiration date of the Offer to Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alphatec Holdings, Inc.

By:	/s/ Ebun S. Garner, Esq.
Name:	Ebun S. Garner, Esq.
Title:	General Counsel and SVP

Date:	December 20, 2012